 Form 253G2

ITEM 1.

OFFERING CIRCULAR

Form 253G2

FOUNDATION INVESTMENT REAL ESTATE, INC.

30 NORTH GOULD STREET,
SUITE N,

SHERIDAN, WY

82801 USA

Information update regarding change of control

and the appointment of new Officers and Directors

Effective October 3rd, 2025 the Company has change of control and appointed new Officers and Directors as follows:

Tannen Andrews; President & Director, BLONDIN SAINT JUSME; Treasurer & Director.

Additionally, Hamon Francis Fytton has resigned his prior positions and been retained as Secretary.

The Company Address has been changed to: 30 NORTH GOULD STREET, SUITE N, SHERIDAN, WY 82801 USA

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

18.  SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on October 3, 2025.

FOUNDATION INVESTMENT REAL ESTATE, Inc.

By: /s/ Hamon Francis Fytton
Name: Hamon Francis Fytton
Title: Secretary

This offering statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ Tannen Andrews	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	October 3, 2025
Tannen Andrews
/s/ BLONDIN SAINT JUSME	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	October 3, 2025
BLONDIN SAINT JUSME

FOUNDATION INVESTMENT REAL ESTATE, Inc. – Amendment to Offering Circular	3